EXHIBIT 99.1

Canagold Announces Results of Special General Meeting of Shareholders,

Closing of $1.5M in Charity Flow Through Financing

Vancouver, B.C. – October 20, 2022 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) wishes to announce that at its Special General Meeting (“SGM”) of shareholders held on October 17, 2022, the resolution to create a new control person (20% holder) of the Company (the “Resolution”) was approved by disinterested shareholders.   At the SGM, a total of 17,387,730 common shares were voted, representing 20.09% of the Company's issued and outstanding common shares as at the record date of June 6, 2022.

The results of the SGM votes are as follows:

Votes For the Resolution	% For	Votes Withheld from approving the Resolution	% Withheld
16,948,367	97.47%	439,363	2.53%

As a result of the approval of the Resolution, Sun Valley Investments AG (“Sun Valley”), or any of its affiliates, may exercise or convert any convertible securities of the Company or make further acquisitions of securities of the Company, which would cause Sun Valley to beneficially own more than 20% of the issued and outstanding common shares of the Company.

Disinterested shareholder approval of the Resolution was obtained in accordance with the rules of the Toronto Stock Exchange and Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

A total of 16,790,371 common shares of the Company held by Sun Valley prior to the SGM and any person acting in concert with Sun Valley were excluded from the calculation of the vote to approve the Resolution.

Charity Flow-Through Financing Closing

The Company also wishes to announce that it has arranged and closed the previously announced $1.5 million charity flow-through private placement (the “Offering”) with Sun Valley. The Company has issued a total of 4,700,000 common shares of the Company (the “FT Shares”) that qualify as charity flow-through shares for the purposes of the Income Tax Act (Canada) at a price of $0.32 per FT Share for total gross proceeds of $1,504,000.

The Company intends to use the proceeds of the Offering for exploration activities at Company’s New Polaris project.

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Prior to the closing of the Offering, Sun Valley beneficially owned 16,790,371 common shares representing 19.40% of the Company’s total issued and outstanding common shares. Following the closing of the Offering, Sun Valley beneficially owns 21,490,371 common shares representing 23.55% of the Company’s total issued and outstanding common shares.

No finder fees were paid in connection with the Offering. The FT Shares were issued on the private placement and are subject to a hold period of four months and one day following the closing date of the Offering, expiring on February 20, 2023.

As Sun Valley is an insider of the Company, the Offering is a “related party transaction” and is subject to the requirements of MI 61-101. The Company relied on an exemption from the valuation requirement under MI 61-101. The minority approval requirement under MI 61-101 was satisfied by the passing of the Resolution.

The issuance of the FT Shares is subject to receiving final approval from TSX.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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